Exhibit 2.1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (“Agreement”) is made as of June 29, 2020, by and among AMPLE HILLS ACQUISITION, LLC, a New York limited liability company (“Buyer”), and AMPLE HILLS HOLDINGS, INC., a Delaware corporation (“Company”), AMPLE HILLS CREAMERY, INC., a New York corporation (“AHC”), AMPLE HILLS SUBSIDIARIES, listed on Schedule 1 (each a “Seller” and collectively, “Sellers”). Sellers and Buyer are referred to herein individually as a “Party” and collectively as the “Parties.”

R E C I T A L S

WHEREAS, each Seller is a debtor-in-possession under title 11 of the United States Code, 11 U.S.C. § 101 et seq. (the “Bankruptcy Code”), through a filing of a voluntary petition for relief under Chapter 11 of the Bankruptcy Code on March 15, 2020 in the United States Bankruptcy Court for the Eastern District of New York (the “Bankruptcy Court”);

WHEREAS, Company and its Subsidiaries manufacture and distribute ice cream and operate ice cream shops, with a retail presence in Ample Hills ice cream shops across New York, New Jersey, California and Florida. Company also maintains a wholesale business, providing for sales and distribution through grocery chains and specialty retailers, primarily in New York, New Jersey, Connecticut, Massachusetts and California, and sells ice cream products nationwide via its website (collectively, the “Business”);

WHEREAS, the Business operates through Company and 14 separately controlled entities, as specified on Schedule 1 (the “Subsidiaries”), each owned 99% by Company, and 1% by a separate entity owned solely by Company’s Chief Executive Officer;

WHEREAS, Sellers desire to sell to Buyer, and Buyer desires to acquire from Sellers, the Acquired Assets, on the terms and subject to the conditions set forth herein and in accordance with Sections 105, 363 and 365 and other applicable provisions of title 11 of the Bankruptcy Code;

WHEREAS, Sellers have filed a motion, including all supporting pages (together, the “Sale Motion”), in Sellers’ Chapter 11 Case requesting that the Bankruptcy Court (x) schedule the hearing for approving the Bidding Procedures, (y) enter the Bidding Procedures Order and (z) enter the Sale Order at the final hearing on the Sale Motion; to implement the transactions contemplated hereby upon the terms and subject to the conditions set forth herein; and

WHEREAS, the Bankruptcy Court has entered the Bidding Procedures Order.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and undertakings hereinafter set forth, the parties hereto do hereby agree as follows:

Article 1.
DEFINITIONS; RECITALS

Certain capitalized terms used in this Agreement have the meanings specified in Article 11 herein. Other capitalized terms are defined in the body of this Agreement. The above preamble and recitals are hereby incorporated into and made a part of this Agreement.

Article 2.
SALE OF ASSETS; CLOSING

2.1 Assets to be Acquired; Excluded Assets. At Closing, Sellers shall sell, convey, assign, transfer and deliver to Buyer, or cause to be conveyed, assigned, transferred and delivered to Buyer, and Buyer shall purchase, acquire, accept and pay for, all of the Acquired Assets (as herein defined), free and clear of all Liens, for the consideration specified in Section 2.3. The term “Acquired Assets” shall mean all of Sellers’ right, title and interest in and to the following assets wherever located (including any located at any Leased Real Property on the Closing Date):

(a) the Leased Real Property listed on Schedule 2.1(a) being acquired by Buyer (the associated Leases being herein sometimes called the “Assumed Leases”), including all of Sellers’ security deposits, other deposits, prepaid rent, and prepaid expenses previously paid or delivered in connection therewith;

(b) all Intellectual Property owned or purported to be owned by any of Sellers and used (or held for potential use) in the Business, including the names and marks AMPLE HILLS and AMPLE HILLS CREAMERY and all derivatives thereof;

(c) all personnel and payroll files for Transferred Employees except as prohibited by Law; provided, however, that Sellers have the right to retain copies to the extent permitted or required by Law;

(d) all Inventory and supplies of the Business, including raw materials and finished goods, whether or not carried on any of Sellers’ books of account;

(e) all fixed assets and other personal property and interests related to the Business, the Assumed Liabilities or Acquired Assets, including all vehicles, tools, parts and supplies, keys to any Leased Real Property, combinations to locks used at any Leased Real Property, fuel, machinery, equipment, furniture, furnishing, appliances, fixtures, office equipment and supplies, owned and licensed computer hardware and related documentation, stored data, communication equipment, trade fixtures and leasehold improvements, in each case together with any freely transferable warranties, similar guarantees, and service rights of the applicable Sellers, as set forth on Schedule 2.1(e) and separated by location;

(f) subject to Section 2.5, to the extent assignable pursuant to Section 365 of the Bankruptcy Code, all of the Contracts set forth on Schedule 2.1(f) and all rights thereunder;

(g) all books, records, and files relating to the Business, including records relating to (i) revenues and expenses and (ii) website login credentials (such as user names and passwords);

(h) all telephone numbers, fax numbers and email addresses used in connection with or associated with the Business; and

(i) all of the goodwill associated with the Business, other than goodwill relating to Excluded Assets.

Notwithstanding the foregoing, Buyer shall have, in its sole and absolute discretion, the ability to reject, disclaim, and/or refuse to take ownership of any of the Acquired Assets (collectively, the “Rejected Assets”) by providing written notice to Sellers at any time on or prior to the second (2nd) day prior to the commencement of the Auction established in accordance with the Bidding Procedures Order. Any Rejected Assets shall be (i) deemed rejected as of immediately prior to the Closing Date and (ii) deemed Excluded Assets instead of Acquired Assets, and Buyer shall not be deemed to have been the owner or in possession of any of such Rejected Assets at any time. For the avoidance of doubt, Buyer’s rejection of any Rejected Assets shall not have any effect on the amount of the Purchase Price.

For purposes of clarification, with respect to the tangible, personal properties and assets related to the Business (e.g., tools, parts and supplies, machinery, equipment, furniture, furnishing, appliances, and communication equipment), (i) Buyer is purchasing the same whether located at the premises of an Assumed Lease or at leased premises not being assigned to Buyer hereunder, and (ii) Sellers accordingly shall be obligated to use reasonable best efforts to ensure that, at and after the Closing, Buyer shall be afforded access to all of such premises not being assumed so as to enable Buyer to remove and take possession of such properties and assets.

Notwithstanding anything to the contrary in the foregoing provisions of this Section 2.1, the term Acquired Assets does not include any assets of Sellers which are not expressly included in the definition of that term (hereinafter called the “Excluded Assets”). The Excluded Assets include (by way of example only) the following assets:

(1) the capital stock of the Company, AHC, and the Subsidiaries;

(2) as to each of the aforesaid entities, any such entity’s (i) organizational documents, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, stock certificates, and other documents relating to such entity’s organization, maintenance, existence, and operation, (ii) books and records related to Taxes paid or payable by such entity, (iii) claims, obligations or liabilities not included in the Assumed Liabilities, or (iv) Tax assets, including any Tax refund, deposit, prepayment, or credit;

(3) all Permits that are not part of the Acquired Assets;

(4) all insurance policies and binders and all rights thereunder, including all rights to recoveries, refunds and credits and to make claims thereunder;

(5) all of Sellers’ respective rights under this Agreement or any Related Agreement;

(6) all of a Seller’s rights under a Contract related to an Excluded Asset, unless such Contract is an Assumed Contract;

(7) any other Contract to which any Seller is a party or by which it is bound which Contract is not an Assumed Contract, including all agreements between a Seller and its employees;

(8) any rebate, payment, reimbursement, or refund arising from the Business before the Closing;

(9) any Employee Benefit Plan of or maintained by a Seller, as well as any assets or other funding vehicles related to any such Employee Benefit Plan; and

(10) all claims, proceeds, causes of action, choses in action, rights of recovery, and rights of set-off of any kind against any Person arising out of or relating to the Acquired Assets in connection with events occurring on or before the Closing (other than any claims arising from any warranties or guarantees that are Acquired Assets, or any proceeds explicitly contemplated to be transferred to Buyer hereunder) including those arising under Chapter 5 of the Bankruptcy Code.

2.2 Assumption of Certain Liabilities.

(a) Subject to the satisfaction or waiver of all of the closing obligations set forth in Article 7 hereof, as of the Closing Date, Buyer will assume and discharge all Liabilities directly relating to the Acquired Assets which Liabilities arise directly out of events first occurring or conditions first existing on or after the Closing Date (collectively, the “Assumed Liabilities”).

(b) The Assumed Liabilities shall not include the “Excluded Liabilities”, which term means any Liability of a Seller which is not expressly an Assumed Liability, including but not limited to the following Liabilities:

(1) any Liability not relating to or not arising out of the Business or the Acquired Assets, including any Liability exclusively relating to or exclusively arising out of the Excluded Assets;

(2) any Liability of Sellers for Taxes (except as provided for in Section 2.3(c) or constituting Cure Amounts);

(3) all indebtedness of a Seller for borrowed money, all accounts payable of a Seller (except for Cure Amounts), and any claims against Sellers that are not Assumed Liabilities;

(4) all Liabilities of Sellers under this Agreement or any Related Agreement and the transactions contemplated hereby or thereby; or

(5) any Liability of a Seller or any of its Affiliates under any Employee Benefit Plan.

2.3 Purchase Price. Buyer will purchase the Acquired Assets by paying to Sellers the purchase price, which shall consist of a fixed amount equal to One Million Dollars ($1,000,000.00) for the purchase of the Acquired Assets (the “Purchase Price”), payable as follows:

(a) Good Faith Deposit. Upon execution of this Agreement, Buyer shall deliver to Sellers the amount of One Hundred Thousand Dollars ($100,000.00), which equals 10% of the Purchase Price, by wire transfer in immediately available federal funds, representing the good faith deposit required by the Bidding Procedures Order (the “Good Faith Deposit”), which wire transfer shall be deposited with Signature Bank and held in trust in a bank account, pursuant to an escrow agreement dated as of June 10, 2020 (the “Escrow Agreement”) between the Company and Signature Bank as the parties’ mutually-designated escrow agent thereunder (in such capacity, the “Escrow Agent”). The Good Faith Deposit shall be distributed to either Buyer or Sellers as follows: (i) if the Closing shall occur, then the Good Faith Deposit, together with all accrued investment income or interest thereon, shall be applied towards the Purchase Price and shall be paid to Sellers; and (ii) if the Closing does not occur and/or this Agreement is terminated, then, unless this Agreement is terminated by Sellers pursuant to clause (i) of Section 9.1(c) below, the Good Faith Deposit, together with all accrued investment income or interest thereon, shall be returned to Buyer as soon as practicable, but no later than two (2) Business Days following termination of the Agreement.

If the Closing does not occur because Sellers shall terminate this Agreement pursuant to clause (i) of Section 9.1(c) below (i.e., based on Buyer’s alleged breach of a term, condition, or covenant set forth herein), then the maximum liability of Buyer in connection with or arising out any such breach or breaches shall be limited to its forfeiture of the Good Faith Deposit to Sellers.

(b) Closing Payment. At the Closing, Buyer will pay Seller, by wire transfer of immediately available federal funds to an account designated in writing by Seller, a closing payment equal to the Purchase Price subject to the following adjustments (giving effect to such adjustments, the “Closing Payment”): (i) the Good Faith Deposit shall be deducted from the Purchase Price, and Buyer and Sellers shall execute joint instructions to the Escrow Agent to pay the Good Faith Deposit to Sellers; and (ii) there shall be added to or deducted from the Purchase Price the amounts provided for in Section 2.3(c).

(c)Proration of Certain Payments at Closing.

(1) On the Closing Date, all monthly payments for the month in which the Closing occurs (including base rent, common area maintenance fees, and utility charges) under the Assumed Leases (the “Monthly Prorated Charges”) shall be apportioned and prorated between Sellers and Buyer as of the Closing Date, with: (i) Buyer bearing the expense of Buyer’s proportionate share of such Monthly Prorated Charges that shall be equal to the product obtained by multiplying (A) a fraction, the numerator being the amount of the Monthly Prorated Charges under the applicable Assumed Lease and the denominator being the total number of days in the lease month in which the Closing occurs, times (B) the number of days in such lease month following the day that immediately precedes the Closing Date; and (ii) Sellers bearing the remaining portion of such Monthly Prorated Charges.

(2) As to all non-monthly real estate related payments, including the percentage rent payable under any Assumed Lease, the same shall be apportioned between Sellers and Buyer as of 12:01 a.m. on the Closing Date. If any amounts are payable in installments, all installments due through the Closing Date, together with the accrued but unpaid portion of any other installments not yet due as of the Closing Date, shall be prorated based on the periods of time covered by such installments occurring before and after the Closing Date. Notwithstanding any other provision of this Agreement, the terms and provisions of this Section 2.3(c)(2) shall survive the Closing.

(3) (i) Real estate Taxes and assessments and (ii) other Taxes (in each case, other than Transfer Taxes) imposed upon or assessed directly against the Acquired Assets as of the Closing (including personal property Taxes and similar Taxes), in each case, for the Tax period in which the Closing occurs (the “Proration Period”), shall be apportioned and prorated between Sellers and Buyer as of the Closing Date, with Buyer bearing the expense of Buyer’s proportionate share of such Taxes that shall be equal to the product obtained by multiplying (A) a fraction, the numerator being the amount of the Taxes and the denominator being the total number of days in the Proration Period, times (B) the number of days in the Proration Period following the Closing Date. If the Closing shall occur before a new real estate or personal property Tax rate is fixed for the applicable property, or if the amount of any such Tax cannot be ascertained on the Closing Date, then apportionment and proration of Taxes for such property at the Closing shall be upon the basis of the old Tax rate for the preceding fiscal year applied to the latest assessed valuation. Promptly after the new Tax rate is fixed, (x) the apportionment of Taxes shall be recomputed by the Parties, (y) any discrepancy resulting from such recomputation and any errors or omissions in computing apportionments at the Closing shall be promptly corrected, and (z) the proper party shall be reimbursed within thirty (30) days following such recomputation. Notwithstanding any other provision of this Agreement, the terms and provisions of this Section 2.3(c)(3) shall survive the Closing.

(4)The net amount of all Prorated Charges under Section 2.3(c)(1), Section 2.3(c)(2) and Section 2.3(c)(3) shall be reduced, including below zero, by the amount of any such Prorated Charges that were paid by Sellers prior to the Closing (the “Net Prorated Charges”). To the extent that the Net Prorated Charges is a positive number (i.e., Sellers have not paid the entirety of their net Prorated Charges), such amount shall be referred to as the “Buyer Proration Amount”; and, if it is a negative number (i.e., Sellers have paid more than their net Prorated Charges), such amount shall be referred to as the “Seller Proration Amount”. Except as set forth in this Section 2.3(c), no amounts paid or payable under or in respect of any Acquired Assets or group of Acquired Assets shall be apportioned and prorated between Sellers and Buyer.

(5)Subject to the last two sentences of Section 2.3(c)(3), if any of the items subject to apportionment under the foregoing provisions of this Section 2.3(c) cannot be apportioned at the Closing because of the unavailability of the information necessary to compute such apportionment, or if any errors or omissions in computing apportionments at the Closing are discovered subsequent to the Closing, then (i) such item(s) shall be reapportioned and such errors and omissions corrected as soon as practicable after the Closing Date (and for a period of ninety (90) days thereafter), and (ii) the proper Party shall be reimbursed.

(d)Removal of Excluded Assets. As promptly as practicable following the Closing Date (and in any event within ten (10) Business Days), Seller shall remove at its expense all Excluded Assets that are located at any Leased Real Property. Any Excluded Assets not timely removed by Sellers may be disposed of by Buyer (in its sole and unreviewable discretion), without the incurrence of any Liability on the part of Buyer.

2.4 Allocation of Assets Purchase Price.

(a) As soon as reasonably practicable and in no event later than sixty (60) days after the Closing Date, Buyer and Sellers shall agree upon an allocation of the Purchase Price (the “Allocation”) for federal income tax purposes, including any liabilities properly included therein among the Acquired Assets and the agreements provided for herein. The Allocation shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local or foreign Law, as appropriate). Buyer and Sellers shall each report the federal, state and local income and other Tax consequences of the transactions contemplated hereby in a manner consistent with the Allocation, including, if applicable, the preparation and filing of Forms 8594 under Section 1060 of the Code (or any successor form or successor provision of any future Tax Law) with their respective federal income Tax Returns for the taxable year which includes the Closing Date, and neither will take any position inconsistent with the Allocation unless otherwise required under applicable Law.

(b) If the Parties are unable to agree within the aforesaid 60-day period, then the Allocation shall be determined as follows. The matters in dispute shall be referred for resolution to a nationally recognized accounting firm reasonably acceptable to Sellers and Buyer (in either case, the “Independent Accounting Firm”), the expenses (including engagement fees) of which shall be borne equally by Buyer, on the one hand, and Sellers collectively, on the other hand. The Independent Accounting Firm shall resolve any disputed matters as promptly as practicable, and the Independent Accounting Firm’s decision with respect to any such matter shall be conclusive and binding on the Parties.

2.5 Assumption and Assignment of Assumed Contracts.

(a) The Sale Order shall provide for the assumption by Sellers, and the assignment to Buyer, of the Assumed Contracts on the terms and conditions set forth in the remainder of this Section 2.5 on the Closing Date.

(b) As of the date hereof, Schedule 2.1(f) contains a list of Contracts (as amended, the “Assumed Contracts List”) entered into in connection with or related to the Business to be assumed, if applicable, by Sellers and assigned by Sellers to Buyer (any such Contract initially identified on the Assumed Contracts List, an “Identified Assumed Contract”).

(c) On or prior to the second (2nd) day prior to the commencement of the Auction established in accordance with the Bidding Procedures Order, Buyer may, in its sole and absolute discretion, (1) designate any Contract that is not already an Identified Assumed Contract as an Assumed Contract by (i) amending the Assumed Contracts List to include such Contract, and (ii) delivering such Assumed Contracts List, as amended, to Sellers at any time or from time to time prior to the Auction Date, and/or (2) designate any Identified Assumed Contract that is not to be an Assumed Contract by (x) amending the Assumed Contracts List to remove such Assumed Contract, and (y) delivering such Assumed Contracts List, as amended, to Sellers at any time or from time to time prior to the Auction Date. Upon delivery of an amended Assumed Contracts List by Buyer in connection with the foregoing clause (1), Sellers shall promptly move to (A) assume the Contract(s) added to the Assumed Contracts List and (B) assign such Contract(s) to Buyer; and Buyer shall (subject to the entry of the Sale Order) accept the assignment of such Contract(s) effective as of the Closing Date.

(d) In connection with any motion to assign any Contract, Sellers shall serve a cure notice (the “Cure Notice”) by first class mail on all non-debtor counterparties to all Contracts and provide a copy of the same to Buyer. The Cure Notice shall inform each recipient that its respective Contract may be designated by Buyer as either assumed or rejected, and the timing and procedures relating to such designation, and, to the extent applicable (i) the title of the Contract, (ii) the name and address of the counterparty to the Contract, (iii) Sellers’ good faith estimates of the Cure Amounts (defined below) required in connection with such Contract, (iv) the identity of Buyer, and (v) the deadline by which any such Contract counterparty may file an objection to the proposed assumption and assignment, cure and/or Cure Amounts, and the procedures relating thereto.

(e) In the case of any removal or addition of any Contract from the Assumed Contracts List pursuant to Section 2.5(c) above, in each case, Sellers shall give notice to the other parties to any such Contract in the timeframe approved by the Bankruptcy Court.

(f) At Buyer’s request, and at Buyer’s cost and expense, Sellers shall reasonably cooperate from the date hereof forward with Buyer as reasonably requested by Buyer (i) to allow Buyer to enter into an amendment of any Assumed Contract upon assumption of such Assumed Contract by Buyer (and Sellers shall reasonably cooperate with Buyer to the extent reasonably requested by Buyer in negotiations with the counterparties thereof), or (ii) to otherwise amend any Assumed Contract to the extent such amendments would not adversely affect Sellers; provided, however, that Sellers shall not be required to enter into any such amendment if such amendment would result in an assumption by Sellers of such Assumed Contract, unless such Assumed Contract will be assigned to Buyer at the time of such assumption; provided, further, that any amendment entered into pursuant to this Section 2.5 shall be effective only if the Closing occurs and only as of the Closing Date.

(g) In advance of the Closing Date, Buyer may, in its sole discretion (and for any or no reason), designate any Contract for exclusion by delivering written notice to Sellers and, in connection with the Closing, Sellers shall move to reject any such Contract as of the Closing Date (and the Closing Date shall constitute the rejection effective date with respect thereto). Any Contract so rejected shall be deemed an Excluded Asset.

(h) As part of the Sale Motion (or as necessary in one or more separate motions), Sellers shall request that, by virtue of Sellers providing ten (10) days prior notice of Sellers’ intent to assume and assign any Contract, the Bankruptcy Court deem any non-debtor party to such Contract that does not file an objection with the Bankruptcy Court during the period to object to such motion (or to any other necessary motion(s) for subsequently designated Contracts) to have given any required Consent to the assumption of the Contract by Sellers and assignment to Buyer as provided for herein.

(i) (1)          In connection with the assumption by Sellers and assignment to Buyer of any Assumed Contract pursuant to this Section 2.5, and as promptly as practicable following the date hereof, Sellers shall provide Buyer with a complete and comprehensive written analysis of the amounts required to cure all defaults under each Assumed Contract. In addition to the foregoing, Buyer and Sellers shall use commercially reasonable efforts to cooperate and determine the amounts required to cure all defaults, if any.

(2)In connection with the assumption by Sellers and assignment to Buyer of any Assumed Contract pursuant to this Section 2.5, Buyer shall be liable to pay, on or before the Assumption Approval (as defined in Section 2.5(j) below), the following amounts as determined by the Bankruptcy Court (such amounts, the “Cure Amounts”): (i) the amounts necessary (if any) to cure all defaults under an Assumed Contract, and (ii) the amounts necessary (if any) to pay all actual or pecuniary losses that have resulted from such defaults thereunder which relate to the period prior the Assumption Approval.

(3)Notwithstanding the foregoing provisions of this Section 2.5(i), Buyer reserves its right, at all times before the Closing Date, to elect under Section 2.5(g) above to reject a Contract (thereby making it an Excluded Asset) for any or no reason, including if Buyer cannot reach an understanding with the counterparty to an Assumed Contract regarding the amount Buyer is willing to pay as Cure Amounts thereunder.

(4)Sellers shall have no liability for any Cure Amounts.

(j) Sellers shall use their commercially reasonable efforts to obtain an order of the Bankruptcy Court to assign the Assumed Contracts to Buyer (the “Assumption Approval”) on the terms set forth in this Section 2.5. In the event Sellers are unable to assign any such Assumed Contract to Buyer pursuant to an order of the Bankruptcy Court, then the parties shall use their commercially reasonable efforts prior to the Closing Date to obtain, and to cooperate in obtaining, all Consents from any Governmental Entities or third parties necessary to assume and assign such Assumed Contract to Buyer as Buyer may reasonably request (the “Necessary Consents”), including, in the case of Sellers, paying any applicable Cure Amounts; provided, however, that Sellers shall not be obligated to initiate any litigation or legal proceedings (other than those contemplated by this Agreement) to obtain any such Necessary Consent.

(k) To the extent that any Necessary Consent is not obtained by the Closing Date, Sellers will, with respect to each such Assumed Contract, from and after the Closing and until the earliest to occur of (1) the date on which such applicable Consent is obtained (which Consent the parties shall use their reasonable best efforts, and cooperate with each other, to obtain promptly; provided, however, that none of the Parties or any of their respective Affiliates shall be required to pay any consideration therefor other than filing, recordation or similar fees, which shall be borne by Sellers), and (2) the date on which such Contract is rejected following the written request of Buyer, use commercially reasonable efforts during the term of such Assumed Contract to (i) provide to Buyer the benefits under such Assumed Contract, (ii) cooperate in any reasonable and lawful arrangement (including holding such Contract in trust for Buyer pending receipt of the required Consent) designed to provide such benefits to Buyer and (iii) use its commercially reasonable efforts to enforce for the account of Buyer any rights of Sellers under such Assumed Contracts (including the right to elect to terminate such Assumed Contracts in accordance with the terms thereof upon the written direction of Buyer). Buyer shall reasonably cooperate with Sellers in order to enable Sellers to provide to Buyer the benefits contemplated hereby.

2.6 Closing. The sale and purchase of the Acquired Assets shall take place at a closing (“Closing”) held by the exchange of documents by mail or electronic delivery services on a date mutually-agreed in writing by the Parties not to be later than ten (10) days after the entry of the Sale Order, that has become a Final Order (“Closing Date”). The Closing shall be deemed to have occurred at 11:59 p.m. (prevailing Eastern time) on the Business Day prior to the Closing Date.

2.7 Deliveries at Closing.

(a) At the Closing, Sellers shall deliver to Buyer the following documents and other items, duly executed by Sellers, as applicable:

(i) An executed bill of sale, substantially in the form of Exhibit A (the “Bill of Sale”);

(ii) An assignment of trademarks, substantially in the form of Exhibit B (the “Trademarks Assignment”);

(iii) an executed assignment and assumption agreement of Contracts, substantially in the form of Exhibit C (the “Assignment and Assumption Agreement”);

(iv) the Escrow Agreement, executed by the Company and the Escrow Agent, in the form of Exhibit D;

(v) duly executed resolutions of the Board of Directors (or, if applicable, Board of Managers) of each entity that is a Seller authorizing such Seller’s entry into and performance of this Agreement and the transactions contemplated hereby;

(vi) a certificate executed by an authorized officer of Sellers as to (i) the accuracy of Sellers’ representations and warranties as of the date of this Agreement and as of the Closing in accordance with Section 7.1, (ii) Sellers’ compliance with and performance of Sellers’ covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 7.2, and (iii) the incumbency and signature of officers of Sellers executing this Agreement and any other document relating to the transactions contemplated hereby;

(vii) a certified copy of the Bidding Procedures Order and the Sale Order, in the form of Exhibits E and F, respectively;

(viii) such other documents as Buyer may reasonably request for the purpose of: (a) evidencing the accuracy of any of Sellers’ representations and warranties; (b) evidencing the performance by Sellers of, or the compliance by Sellers with, any covenant or obligation required to be performed or complied with by Sellers; (c) evidencing the satisfaction of any condition referred to in Article 7; or (d) otherwise facilitating the consummation or performance of any of the transactions contemplated hereby; and

(ix) such bills of sale, assignments, certificates of title, documents, and other instruments of transfer and conveyance as may be reasonably requested by Buyer, each in form and substance satisfactory to Buyer and its legal counsel.

(b) At the Closing, Buyer shall deliver to Sellers the following documents and other items, duly executed by Buyer, as applicable:

(i) the Closing Payment;

(ii) the Assignment and Assumption Agreement executed by Buyer; and

(iii) a certificate, executed by Buyer’s duly authorized Chief Financial Officer as to (i) the accuracy of Buyer’s representations and warranties as of the date of this Agreement and as of the Closing in accordance with Section 8.1, (ii) Buyer’s compliance with and performance of Buyer’s covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 8.2, and (iii) the incumbency and signatures of the officers of Buyer executing this Agreement and any other document relating to the transaction contemplated hereby.

2.8 Changes of Sellers’ Names; Use of Marks.

(a)On or immediately after the Closing Date (and, in any event, no later than fifteen (15) days thereafter), each Seller shall amend its certificate or articles of incorporation or formation, as applicable, and take all other actions necessary or appropriate to change the entity name of such Seller to one that (i) does not use the words “AMPLE” or “AMPLE HILLS”, and (ii) otherwise is sufficiently dissimilar to such entity’s current name.

(b)In connection with the foregoing: (i) each Seller shall (and shall cause its legal counsel to) cooperate with Buyer and its legal counsel such that the latter will have a reasonable opportunity to review in advance the proposed amendment to such Seller’s certificate or articles of incorporation or formation, as applicable; and (ii) Buyer agrees to reimburse such Seller for the sum of (A) its out-of-pocket costs incurred in filing such amendment, and (B) its reasonable legal fees incurred in connection with preparing and filing such amendment (provided that the maximum sum of such costs and fees that Buyer will reimburse shall be capped at $500 per Seller per instrument amended).

(c)From and after the Closing, a Seller shall not (directly or indirectly) use or do business under, nor allow any Affiliate to use or do business under, nor assist any third party in using or doing business under, (A) any of the names and marks being acquired hereunder by Buyer (including the names and marks AMPLE HILLS and AMPLE HILLS CREAMERY), (B) any logos associated with the names and marks being so acquired, or (C) any other name, mark, or logo that is confusingly similar to such acquired names, marks, or logos.

Article 3.
REPRESENTATIONS AND WARRANTIES OF SELLERS

Company, AHC and Subsidiaries, jointly and severally, hereby represent and warrant to Buyer as follows:

3.1 Organization, Good Standing, and Qualification. Each of Company and AHC is a corporation, duly organized, validly existing, and in good standing under the laws of its state of incorporation, with full corporate power and authority to conduct its business as it is now being conducted and to own or use the properties and assets that it purports to own or use. Each of Subsidiaries is a limited liability company, duly organized, validly existing, and in good standing under the laws of its state of formation, with full limited liability company power and authority to conduct its business as it is now being conducted and to own or use the properties and assets that it purports to own or use.

3.2 Authority; No Conflict; Consents and Approvals.

(a) Subject to the approval of the Bankruptcy Court, this Agreement constitutes the legal, valid, and binding obligation of Sellers, enforceable against Sellers in accordance with its terms. Subject to the approval of the Bankruptcy Court, Sellers have all requisite corporate or limited liability company power, as applicable, and authority to execute and deliver this Agreement and the other documents contemplated to be executed and delivered at Closing by Sellers and to perform its obligations under this Agreement and such other documents.

(b) Subject to the approval of the Bankruptcy Court and except as set forth on Schedule 3.2(b) of the Disclosure Schedule, no Consent, notice or filing is required to be obtained by Sellers from, or to be given by Sellers to, or made by Sellers with, any Governmental Entity in connection with the execution, delivery and performance by Sellers of this Agreement or any Related Agreement. Subject to the approval of the Bankruptcy Court and except as set forth on Schedule 3.2(b) of the Disclosure Schedule, no Consent, notice or filing is required to be obtained by Sellers from, or to be given by Sellers to, or made by Sellers with, any Person that is not a Governmental Entity in connection with the execution, delivery and performance by Sellers of this Agreement or any Related Agreement, and except where the failure to give notice, file or obtain such authorization, consent or approval would not, individually or in the aggregate, be material to the Business as a whole.

3.3 Title to and Condition of Assets. Sellers warrant to Buyer that, at the time of Closing, all of the Acquired Assets shall be free and clear of all Liens (including but not limited to those Liens set forth on Schedule 3.3). No representation or warranty is made with respect to the condition, adequacy or sufficiency of the Acquired Assets and the ability of Buyer to operate in the Ordinary Course of Business from and after the Closing Date.

3.4 Real Property.

(a) Sellers do not own any real property.

(b) Company and the Subsidiaries lease the premises listed on Schedule 2.1(a). Company and the Subsidiaries do not lease any other real estate, and none is a party to any other lease in respect of real property other than the leases reflected in Schedule 2.1(a). Sellers have made available to Buyer a true and complete copy of each Assumed Lease.

(c) With respect to each Assumed Lease: (a) assuming due authorization and delivery by the other party thereto, such Assumed Lease constitutes the valid and legally binding obligation of each Seller party thereto and, to the Knowledge of Sellers, the counterparty thereto, enforceable against each such Seller and, to the Knowledge of Sellers, the counterparty thereto in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity; and (b) neither such Seller nor, to Knowledge of Sellers, the counterparty thereto is in breach or default under such Assumed Lease, except (i) for those defaults that will be cured in accordance with the Sale Order or waived in accordance with Section 365 of the Bankruptcy Code (or that need not be cured under the Bankruptcy Code to permit the assumption and assignment of the Leases), or (ii) to the extent such breach or default would not reasonably be expected to be material to the Business. Sellers have no written notice of any pending or threatened taking of any of the property subject to any Assumed Lease.

(d) No Person other than Sellers or its business invitees has, or on the Closing Date will have, the right to occupy or use any of the Leased Real Property.

3.5 Intellectual Property.

(a) Schedule 3.5 contains a list and brief description of:

(i) all United States and state trademarks, service marks and trade names for which registrations have been issued or applied for, and all other United States and state trademarks, service marks and trade names owned or used by Sellers or in which any of Sellers hold any right, license or interest, showing in each case the product, device, process, service business or publication covered thereby, the registered or other owner, the registration or application date, as applicable, the expiration date and the number, if any; and

(ii) all registered, assumed or fictitious names under which Sellers conduct activities related to the Business or have within the previous five years conducted activities related to the Business.

(b) All of the registrations for trade names, trademarks and service marks listed in Schedule 3.5 as being owned, controlled, or used by Sellers are, to Sellers’ Knowledge, valid and in force and all applications for such registrations are in good standing, all without challenge of any kind, and the entire right, title and interest in and to each such trade name, trademark and service mark so listed as well as the registrations and application for registration therefor are owned by Sellers, free and clear of all Liens. Without limiting the generality of the foregoing, neither Company’s Chief Executive Officer nor any director, other officer, employee, shareholder, or member of a Seller (other than another Seller, in its capacity as a shareholder or member of such Seller) holds (whether directly or indirectly, including through one or more intermediaries) any right, title, or interest in or to (i) any of the aforesaid listed trade names, trademarks, or service marks or any derivatives thereof, (ii) any of the aforesaid registrations or applications for registration, or (iii) any other trade name, trademark, or service mark that, as of the date hereof, is being used in (or held for potential use in) the Business.

3.6 Title to Assets. Immediately prior to the Closing, Sellers shall have good and valid title to, or the rights to use, the tangible Acquired Assets, free and clear of all Liens (other than Permitted Liens). Pursuant to the Sale Order, Sellers shall convey to Buyer such title, or the rights to use, all of the tangible Acquired Assets, free and clear of all Liens (other than Permitted Liens). None of the Acquired Assets in Seller’s possession as of the Closing shall be the property of others or held on consignment.

3.7 Labor Relations. No Seller is a party to or bound by any collective bargaining agreement, labor contract, or memorandum of understanding entered into with a union governing the terms and conditions of employment of anyone employed by such Seller.

3.8 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3 (as qualified, amended, supplemented and modified by the Disclosure Schedule), none of Sellers nor any other Person makes (and Buyer is not relying upon) any other express or implied representation or warranty with respect to Sellers, the Business, or the Acquired Assets (including the value, condition or use of any Acquired Asset), the Assumed Liabilities or the transactions contemplated by this Agreement. Except for the representations and warranties contained in this Article 3 (as qualified, amended, supplemented and modified by the Disclosure Schedule), Sellers (i) expressly disclaim and negate any representation or warranty, express or implied, at common law, by statute or otherwise, relating to the condition of the Acquired Assets (including any implied or expressed warranty of title, merchantability or fitness for a particular purpose, or of the probable success or profitability of the ownership, use or operation of the Business or the Acquired Assets by Buyer after the Closing), and (ii) disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Buyer or its Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to Buyer by any director, officer, employee, agent, consultant or Representative of any of Sellers). The disclosure of any matter or item in the Disclosure Schedule shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed or is material or that such matter would result in a Material Adverse Effect.

Article 4.
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers as follows:

4.1 Organization and Good Standing. Buyer is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of New York, with full limited liability company power and authority to conduct its business as it is now being conducted and to own or use the properties and assets that it purports to own or use.

4.2 Authority; No Conflict.

(a) Buyer has full limited liability company power and authority to execute and deliver this Agreement and all Related Agreements to which it is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and all other Related Agreements to which Buyer is a party have been duly authorized by Buyer, and no other action on the part of Buyer is necessary to authorize this Agreement or the Related Agreements to which it is a party or to consummate the transactions contemplated hereby or thereby. This Agreement constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws, both state and federal, affecting the enforcement of creditors’ rights or remedies in general from time to time in effect and by the exercise by courts of equity powers or their application of principles of public policy. Buyer has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and the other documents contemplated to be executed and delivered at the Closing by Buyer and to perform its obligations under this Agreement and such other documents.

(b) Neither the execution and delivery of this Agreement and the exhibits hereto, nor the consummation or performance of any of the transactions contemplated hereby or thereby will, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with, or result in a violation of (A) any provision of the Articles of Incorporation or other organizational documents of Buyer, or (B) any resolution adopted by the Board of Directors or other governing body of Buyer; and

(ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any Law or any Decree to which Buyer may be subject.

4.3 Litigation. As of the date hereof, Buyer is not a party or threatened to be made a party to any Proceeding, in either case, which would be reasonably likely to materially prevent, restrict or delay the consummation of the transactions contemplated hereby.

4.4 Brokers or Finders. Buyer has not incurred any obligation or liability, contingent or otherwise, for brokerage or finder’s fees or agents’ commission, or other similar payment in connection with this Agreement.

4.5 Financial Capacity. As of the date hereof, Buyer has the resources and firm commitments (including sufficient cash-on-hand to pay the Purchase Price and any other expenses and payments incurred by Buyer in connection with the transactions contemplated by this Agreement) and capabilities (financial or otherwise) to perform its obligations hereunder.

4.6 Condition of the Business. Notwithstanding anything contained in this Agreement to the contrary, Buyer acknowledges and agrees that none of Sellers is making any representations or warranties whatsoever, express or implied, beyond those expressly set forth in Article 3 (as amended, supplemented and modified by the Disclosure Schedule). Any claims Buyer or any of its Affiliates may have for breach of representation or warranty shall be based solely on the representations and warranties set forth in Article 3 (as amended, supplemented, and modified by the Disclosure Schedule). Buyer represents that it is a sophisticated entity that was advised by knowledgeable counsel and financial and other advisors and hereby acknowledges that it has conducted to its satisfaction, its own independent investigation and analysis of the Business (including its financial condition), the Acquired Assets, and the Assumed Liabilities in making the determination to proceed with the transactions contemplated by this Agreement.

4.7 Adequate Assurances Regarding Executory Contracts. Buyer as of the Closing will be capable of satisfying the conditions contained in Sections 365(b)(1)(C) and 365(f) of the Bankruptcy Code with respect to the Assumed Contracts.

4.8 Good Faith Purchaser. Buyer is a “good faith” purchaser, as such term is used in the Bankruptcy Code and the court decisions thereunder. Buyer is entitled to the protections of Section 363(m) of the Bankruptcy Code with respect to all of the Acquired Assets. Buyer has negotiated and entered into this Agreement in good faith and without collusion or fraud of any kind.

Article 5.

PRE-CLOSING COVENANTS

5.1 Access and Investigation; Conduct of the Business.

(a) Between the date of this Agreement and the Closing Date, Sellers covenant that they shall, promptly upon request from Buyer: (a) afford Buyer and its Representatives (collectively, “Buyer Group”) reasonable access, during reasonable times, to Company’s personnel, all of the Acquired Assets, including fixed assets, the Contracts, Governmental Authorizations, books and records and other documents and data relating to the Business, which shall not include agreements or information regarding Competing Transactions; (b) provide full access to all of the Leased Real Property to Buyer Group; (c) furnish Buyer Group with copies of all Contracts, Governmental Authorizations, books and records and other existing documents and data relating to the Acquired Assets and the Business; (d) introduce Buyer Group to representatives of the Contract parties; provided, however, that, until entry of a Sale Order designating Buyer as the successful bidder for the Acquired Assets, no such introductions shall be required to be made by Company; (e) furnish Buyer Group with such additional financial, operating and other relevant data and information relating to the Business and the Acquired Assets, including but not limited to all contracts and invoices from the requested period through the Closing Date; and (f) otherwise cooperate and assist with Buyer’s investigation of the properties, assets and financial condition related to the Business and the Acquired Assets. In addition, Buyer shall have the right to have any Acquired Assets, including Leased Real Property inspected, at Buyer’s sole cost and expense, for purposes of determining the physical condition and legal characteristics thereof.

(b) Between the date of this Agreement and the Closing Date, except (i) as required by applicable Law or by order of the Bankruptcy Court, (ii) as required or contemplated by this Agreement, or (iii) with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned, or delayed), each Seller shall use commercially reasonable efforts to (A) conduct the Business only in the Ordinary Course of Business, (B) preserve the current business operations, organization, and goodwill of the Business, and (C) preserve the current relationships with material vendors and suppliers of the Business.

(c) No Seller shall subject any of the Acquired Assets to any Lien, except for (i) Permitted Liens and (ii) any Lien securing any debtor in possession loan facility or granted in an order authorizing use of cash collateral (it being understood that Sellers’ obligation to deliver the Acquired Assets free of Liens applies also to the Liens contemplated in the foregoing clause (ii)).

5.2 Records. Company and Subsidiaries will maintain or cause to be maintained all books, accounts and records as they relate to the Business and Acquired Assets in the usual, regular and ordinary manner and will not (and will not permit any third party to) perform any act, the direct or indirect effect of which would be to change, alter or modify any acts or practices or the manner of record keeping or the manner of maintaining such books, accounts and records.

5.3 Cooperation; Notices and Consents.

(a)Subject to Sellers’ rights to solicit and consummate a Competing Transaction to the extent permitted by Section 5.4, and except as otherwise set forth herein, each of the Parties will use its commercially reasonable efforts to take all action and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement and the Related Agreements on or prior to the Closing Date.

(b)To the extent required by the Bankruptcy Code or the Bankruptcy Court, Sellers shall give any notices to third parties, and each of Sellers shall use its commercially reasonable efforts to obtain any third-party consents or sublicenses as is necessary or appropriate to consummate the transactions contemplated in this Agreement.

(c)Sellers and Buyer shall cooperate with one another in promptly (i) determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any applicable Law in connection with this Agreement and the transactions contemplated hereby, and (ii) making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers.

5.4 Competing Transaction.

(a)Until the determination of the winning bidder at the Auction, each of Sellers shall be permitted, and shall be permitted to cause its Representatives, to initiate contact with, solicit or encourage submission of any inquiries, proposals or offers by, respond to any unsolicited inquiries, proposals or offers submitted by, and enter into any discussions or negotiations regarding any of the foregoing with, any Person (in addition to Buyer and its Affiliates and Representatives) in connection with any Competing Transaction only pursuant to the Auction conducted in accordance with the Bidding Procedures Order.

(b)In connection with the actions permitted pursuant to Section 5.4(a), Sellers may supply information relating to the Business and the Acquired Assets to such prospective purchasers; provided, however, that no non-public information may be furnished by any of Sellers, its Affiliates or its Representatives to any such Person until Sellers receive an executed confidentiality agreement (in form and substance substantially similar to, and no less restrictive than, Section 10.2 below) from any such Person; provided further, that any such confidentiality agreement shall not contain any terms or provisions that prohibit any of Sellers from complying with the provisions of this Agreement in any respect. In the event that Sellers or any of their Affiliates or Representatives provide or make available to any prospective purchasers any non-public information not previously provided or made available to Buyer and its Representatives, or non-public information in a form not previously provided or made available to Buyer and its Representatives, Sellers shall, in each case, immediately provide such non-public information to Buyer in writing.

(c)Sellers shall provide Buyer and its Representatives (1) as promptly as practicable (and in no event later than 24 hours) after the expiration of the Bid Deadline (as defined in the Bidding Procedures), copies of all asset purchase agreements or similar agreements received as part of any Qualified Bids (as defined in the Bidding Procedures) (the “Qualified Agreements”), and (2) as promptly as practicable (and in no event later than 48 hours) after the expiration of the Bid Deadline, copies of all agreements, schedules, exhibits and annexes related to the Qualified Agreements, other than (x) agreements, schedules, exhibits and annexes which contain confidential or financial information of the Person submitting such Qualified Agreement and (y) financing letters delivered in connection with such Qualified Agreement.

5.5 Court Filings if Buyer is Winning Bidder.

(a) Provided Buyer is selected as the winning bidder in respect of the Acquired Assets at the Auction, or if no Competing Bid is submitted with respect to the Acquired Assets, Sellers shall diligently seek entry of the Sale Order and any other necessary orders to close the sale of the Acquired Assets (the “Related Orders”) by the Bankruptcy Court in accordance with the terms and conditions of the Bidding Procedures Order. Buyer and Sellers agree that the consummation of the transactions contemplated by this Agreement is subject to approval by the Bankruptcy Court.

(b) Buyer agrees that it shall promptly take such actions as are reasonably requested by Sellers to assist in obtaining entry of the Sale Order and any Related Orders including a finding of adequate assurance of future performance by Buyer, including by furnishing affidavits or other documents or information for filing with the Bankruptcy Court for the purposes, among others, of providing necessary assurances of performance by Buyer under this Agreement and demonstrating that Buyer is a “good faith” purchaser under section 363(m) of the Bankruptcy Code. Buyer shall not, without the prior written consent of Sellers, file, join in, or otherwise support in any manner whatsoever any motion or other pleading relating to the sale of the Acquired Assets.

(c) Sellers shall promptly file such motions or pleadings as may be necessary or appropriate to assume and assign the Assumed Contracts and to determine the Cure Amounts. Nothing herein shall preclude Sellers from filing such motions or pleadings to reject any Contracts that are not Assumed Contracts.

Article 6.
SURVIVAL

6.1 Survival of Representations and Warranties. All representations and warranties of Sellers shall survive until Closing and thereafter shall be of no further force and effect; provided, however, that notwithstanding the foregoing or anything to the contrary, subject to the terms and conditions of this Agreement, Buyer may pursue all remedies at law or in equity against Sellers, all of which are reserved and none of which is waived, with respect to any material misrepresentation or inaccuracy in any of Seller’s representations and warranties made in Article 3 hereof; provided further, that such claim or claims are asserted in writing by Buyer to Company, setting forth with reasonable particularity the basis thereof, within one hundred eighty (180) days following the Closing. Thereafter, any such claims shall be deemed conclusively barred.

Article 7.
CONDITIONS TO CLOSING BY BUYER

The obligation of Buyer to consummate on the Closing Date the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver in writing by Buyer, prior to or concurrently with the Closing on the Closing Date, of the conditions set forth as follows, each of which is hereby individually deemed material:

7.1 Accuracy of Representations and Warranties of Sellers. All of the representations and warranties of Sellers in this Agreement shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the time of the Closing as if then made.

7.2 Compliance with Certain Provisions. Each of Sellers shall have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement and the Related Agreements to be performed or complied with by it prior to the Closing Date and shall have delivered all documents and other information and items required to be delivered hereunder.

7.3 Sufficient Premises Being Acquired. Schedule 2.1(a) shall set forth, as Assumed Leases being acquired by Buyer, (i) the Factory Lease and (ii) a minimum of seven (7) Assumed Leases relating to Sellers’ retail store locations.

7.4 Final Order. The Sale Order entered by the Bankruptcy Court shall have become a Final Order.

7.5 Delivery of Executed Documents and Other Deliverables. Sellers shall have caused the documents and instruments and other deliverables required by Section 2.7(a) to be executed (as appropriate) and delivered (or tendered subject only to Closing) to Buyer. Buyer shall have approved, in its reasonable discretion, any material changes or supplements to the Disclosure Schedules, as amended or supplemented by Sellers after the date of this Agreement.

Article 8.
CONDITIONS TO CLOSING BY SELLERS

The obligation of Sellers to consummate on the Closing Date the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by Sellers, prior to or concurrently with the Closing on the Closing Date, of the conditions set forth as follows, each of which is hereby individually deemed material:

8.1 Accuracy of Representations and Warranties of Buyer. All of Buyer’s representations and warranties in this Agreement shall be accurate in all material respects as of the time of the Closing as if then made.

8.2 Compliance with Certain Provisions. Buyer shall have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by it prior to the Closing Date and shall have delivered all documents and other information and items required to be delivered hereunder.

8.3 Final Order. Unless the condition in this Section 8.3 is waived in writing by Buyer, the Sale Order entered by the Bankruptcy Court shall have become a Final Order.

8.4 Closing Payment. Sellers shall have received the Closing Payment from Buyer on or prior to the Closing Date.

8.5 Delivery of Executed Documents. Buyer shall have caused the documents and instruments required by Section 2.7(b) to be executed and delivered (or tendered subject only to Closing) to Sellers.

Article 9.
TERMINATION

9.1 Termination of Agreement. This Agreement may be terminated at any time prior to Closing as follows:

(a) by mutual written agreement of Buyer and Sellers;

(b) by Buyer, by giving written notice to Sellers at any time prior to Closing (i) in the event Sellers have materially breached any term, condition, representation, warranty, or covenant contained in this Agreement, Buyer has notified Sellers of the breach, and the breach has continued without cure for a period of fifteen (15) days after the notice of the breach, or (ii) in the event that any condition set forth in Article 7 is not satisfied or shall become incapable of being satisfied by the Closing, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants hereof to be performed or complied with by it prior to the Closing, and such condition is not waived by Buyer;

(c) by Sellers, by giving written notice to Buyer at any time prior to Closing (i) in the event Buyer has materially breached any term, condition, representation, warranty, or covenant contained in this Agreement, Sellers have notified Buyer of the breach, and the breach has continued without cure for a period of fifteen (15) days after the notice of the breach, or (ii) in the event that any condition set forth in Article 8 is not satisfied or shall become incapable of being satisfied by the Closing, unless such failure shall be due to the failure of Sellers to perform or comply with any of the covenants hereof to be performed or complied with by them prior to the Closing, and such condition is not waived by Sellers;

(d) by Buyer, on the one hand, or Sellers, on the other hand, upon written notice by the terminating Party to the other Party given within forty eight (48) hours following the Bankruptcy Court’s approval of any definitive written agreement with respect to a Competing Transaction; provided that, in the event of termination by Sellers, Sellers shall have complied in all material respects with the provisions of Section 5.4;

(e) by Buyer, on the one hand, or Sellers, on the other hand, if the Closing shall not have occurred on or prior to the Closing Date; provided however, that (i) Buyer shall not have the right to terminate this Agreement under this Section 9.1(e) if, at the time of such termination, Sellers would then be entitled to terminate this Agreement pursuant to Section 9.1(c) (subject only to delivery of notice and the opportunity to cure, if curable, required by Section 9.1(c)), and (ii) Sellers shall not have the right to terminate this Agreement under this Section 9.1(e) if, at the time of such termination, Buyer would then be entitled to terminate this Agreement pursuant to Section 9.1(b) (subject only to delivery of notice and the opportunity to cure, if curable, required by Section 9.1(b)); and

(f) by Buyer, on the one hand, or Sellers, on the other hand, if Sellers fail to identify Buyer as the successful bidder at the conclusion of the Auction (including without limitation as a result of any Person submitting a bid in the form of cash, an offset of its claim against the purchase price, or otherwise, pursuant to 11 U.S.C. §363(k)), but only after the earlier to occur of (1) the closing of a Competing Transaction by the Closing Date or (2) the selection of a Person other than Buyer as the Alternate Bidder (as defined in the Bidding Procedures).

9.2 Effect of Termination.

(a) If any Party terminates this Agreement pursuant to Section 9.1, then: (i) all rights and obligations of the Parties hereunder shall terminate upon such termination and shall become null and void, except that Article 9 (Termination), Article 10 (General Provisions), and Article 11 (Definitions) shall survive any such termination; and (ii) no Party shall have any Liability to any other Party hereunder except as otherwise expressly set forth below in this Section 9.2.

(b) If this Agreement terminates for any reason, all Confidential Information (as defined in the Confidentiality Agreement) of Sellers, including, without limitation, all customer information furnished to Buyer, in all media and formats, including electronic or digital format, shall promptly be returned to Sellers and/or destroyed in accordance with the provisions of the Confidentiality Agreement.

(c) Except as expressly provided for in this Agreement, no termination shall relieve any Party from Liability for any breach of a term, condition, or covenant, or misrepresentation or inaccuracy in any representation or warranty, herein occurring prior to any termination of this Agreement; provided that Buyer’s liability in respect of any such breach shall be limited as set forth in the final paragraph of Section 2.3(a).

(d) In the event of a termination by any Party for any reason set forth in Section 9.1, the Parties shall have no further liability or obligation to each other; provided however, that in the event of a termination by Sellers pursuant to Section 9.1(c), Sellers shall be entitled to retain the Good Faith Deposit as full and final liquidated damages hereunder and Buyer shall take all steps necessary or appropriate to cause the Escrow Agent to immediately pay to Sellers the full amount of the Good Faith Deposit; and provided further, that in the event of a termination by Buyer pursuant to Section 9.1(b), Buyer may pursue all remedies at law or in equity against Sellers, all of which are reserved and none of which is waived, by initiating a legal proceeding within ninety (90) days following the date of termination (otherwise any such claims shall be deemed conclusively barred).

(e) For the avoidance of doubt, if the Closing does not occur and/or this Agreement is terminated, then, unless this Agreement is terminated by Sellers pursuant to Section 9.1(c), the Good Faith Deposit, together with all accrued investment income or interest thereon, shall be returned to Buyer as soon as practicable, but no later than three (3) Business Days following termination of the Agreement.

(f) Notwithstanding any provision contained herein to the contrary, the Confidentiality Agreement shall survive any termination of this Agreement and nothing in this Section 9.2 shall relieve Buyer or Sellers of their respective obligations under the Confidentiality Agreement. If this Agreement is terminated in accordance with Section 9.1, then Buyer agrees that the prohibition in the Confidentiality Agreement restricting Buyer’s ability to solicit any employee of Sellers to join the employ of Buyer or any if its Affiliates or to hire any such employee shall be extended to a period of two years from the date of this Agreement.

Article 10.
GENERAL PROVISIONS

10.1 Expenses; Transfer Taxes.

(a) Except as otherwise provided in this Agreement, Buyer will pay all of its expenses, including legal fees and due diligence expenses, incurred by Buyer in connection with this Agreement and the transactions contemplated hereby. Except as otherwise provided in this Agreement, Sellers will pay all of Sellers’ expenses, including all legal fees and brokerage fees, incurred by Sellers in connection with this Agreement and the transactions contemplated hereby.

(b) Sellers shall pay any Transfer Tax imposed under applicable Law in connection with the transactions contemplated hereby (including such Transfer Tax imposed on the transfer of the Assumed Leases). Sellers shall prepare and timely file any Tax Returns required in connection with the Transfer Taxes.

10.2 No Frustration of Closing Conditions. Neither Buyer nor Sellers may rely on the failure of any condition to their obligations to consummate the transactions contemplated hereby, as set forth respectively in Article 7 and Article 8, to be satisfied if such failure was caused by such Party’s or its Affiliates’ (i) failure to use its reasonable best efforts to satisfy the condition(s) at issue, or (ii) breach of a representation, warranty, or covenant made by such Party herein.

10.3 Confidentiality; Public Announcements. Except as expressly set forth in this Agreement or the Confidentiality Agreement, Sellers and Buyer will keep the provisions of this Agreement and information each Party knows or learns about the other, including information relating to the Acquired Assets and customers and pricing of the Business, confidential and, without the prior consent of the other Party, will not disclose such information to any third parties except for disclosures required by Law or as necessary to enforce or interpret the provisions of this Agreement in any Proceeding. Neither Buyer nor Sellers shall issue any press release or make any public announcement relating to the existence or subject matter of this Agreement without the prior written approval of the other Party; provided however, that each Party may make any public disclosure that it believes in good faith is required by applicable Law or court process (in which case the disclosing Party shall use its reasonable best efforts to advise the other Party prior to making the disclosure).

10.4 Notices. All notices, Consents, waivers, and other communications under this Agreement must be in writing and shall be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by e-mail (with original to be sent by hand delivery or overnight courier), or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service, in each case to the appropriate addresses and e-mail addresses set forth below (or to such other addresses and e-mail addresses as a party may designate by notice to the other parties):

Buyer:	AMPLE HILLS ACQUISITION, LLC c/o Winslett Studnicky McCormick & Bomser LLP 1177 Avenue of the Americas, Floor 5 New York, NY 10036 Attention: David Barrack Email: dbarrack@wsmblaw.com

Sellers:	Ample Hills Holdings, Inc.
Ample Hills Creamery, Inc.
Subsidiaries listed on Schedule 1
499 Van Brunt 4A
Brooklyn, New York 11231
Attention: Brian Smith, Dan Scouler

with a copy (which shall not constitute notice) to:

Herrick, Feinstein, LLP
2 Park Avenue
New York, NY 10016
Attention: Stephen B. Selbst
Email: sselbst@herrick.com

10.5 Further Assurances. In case at any time from and after the Closing any further action is necessary or reasonably required to carry out the purposes of this Agreement, subject to the terms and conditions of this Agreement and the terms and conditions of the Sale Order, at any Party’s request and sole cost and expense, each Party shall take such further action (including the execution and delivery to any other Party of such other reasonable instruments of sale, transfer, conveyance, assignment, assumption and confirmation and providing materials and information) as another Party may reasonably request as shall be necessary to transfer, convey and assign to Buyer all of the Acquired Assets, to confirm Buyer’s assumption of the Assumed Liabilities and to confirm Seller’s retention of the Excluded Assets.

10.6 Entire Agreement, Amendments, and Waivers. This Agreement, together with all exhibits and schedules hereto, the Related Agreements and all of the ancillary agreements referenced in Section 2.7 hereof, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both parties. No waiver of any breach of this Agreement shall be construed as an implied amendment or agreement to amend or modify any provision of this Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

10.7 Assignments, Successors, and No Third-Party Rights. Neither Buyer nor Sellers may assign any of its rights under this Agreement without the prior written consent of the other Party, which shall not be unreasonably withheld. Subject to the preceding sentence, this Agreement shall apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement shall be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and permitted assigns.

10.8 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.

10.9 Section Headings; Construction. The headings of Sections in this Agreement are provided for convenience only and shall not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The word “including” and “include” and other words of similar import shall be deemed to be followed by the phrase “without limitation.” The words “herein,” “hereto” and “hereby,” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision of this Agreement. Unless expressly stated in connection therewith or the context otherwise requires, the phrase “relating to the Business” and other words of similar import shall be deemed to mean “relating to the operation of the Business as conducted as of the date hereof.” Except as otherwise provided herein, references to Articles, Sections, clauses, subclauses, subparagraphs, Annexes, Exhibits and the Disclosure Schedule herein are references to Articles, Sections, clauses, subclauses, subparagraphs, Annexes, Exhibits and the Disclosure Schedule of this Agreement. Any reference herein to any Law (or any provision thereof) shall include such Law (or any provision thereof) and any rule or regulation promulgated thereunder, in each case, including any successor thereto, and as it may be amended, modified or supplemented from time to time.

10.10 Governing Law; Jurisdiction. This Agreement shall be governed and construed according to the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York, and the obligations, rights and remedies of the Parties shall be determined in accordance with such Laws. The Parties agree that any Proceeding one Party commences against any other Party pursuant to this Agreement shall be brought exclusively in the Bankruptcy Court; provided that if the Bankruptcy Court is unwilling or unable to hear any such Proceeding, then the courts of the State of New York, sitting in Kings County, and the federal courts of the United States of America, sitting in New York County, shall have exclusive jurisdiction over such Proceeding.

10.11 Disclosure Schedule. All capitalized terms not defined in the Disclosure Schedule shall have the meanings ascribed to them in this Agreement. The representations and warranties of Sellers in this Agreement are made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth in the Disclosure Schedule. The disclosure of any matter in any section of the Disclosure Schedule shall be deemed to be a disclosure with respect to any other sections of the Disclosure Schedule to which such disclosed matter reasonably relates, but only to the extent that such relationship is reasonably apparent on the face of the disclosure contained in the Disclosure Schedule. The listing of any matter shall expressly not be deemed to constitute an admission by Sellers, or to otherwise imply, that any such matter is material, is required to be disclosed under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Disclosure Schedule relating to any possible breach or violation of any Contract or law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the disclosure of any matter in the Disclosure Schedule be deemed or interpreted to expand the scope of Seller’s representations, warranties and/or covenants set forth in this Agreement. All attachments to the Disclosure Schedule are incorporated by reference into the Disclosure Schedule in which they are directly referenced.

10.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement. A facsimile or electronic signature shall constitute an original.

Article 11.
Definitions

“Affiliate” means, as to a specified Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such specified Person. A Person shall be deemed to control another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the other Person, whether through the ownership of voting equity interests, by contract, or otherwise.

“Assumed Contracts” means all Contracts, all Assumed Leases (and the related Leased Real Property), all Assumed Permits, and all other Contracts that (i) are set forth in Schedule 2.1(f) hereto as amended from time to time in accordance with Section 2.5, and (ii) are assigned on the Closing Date to the Buyer in accordance with Section 2.5.

“Assumed Contracts List” has the meaning set forth in Section 2.5(b).

“Assumed Liabilities” has the meaning set forth in Section 2.2.

“Assumed Permits” means all Permits related to any other Acquired Asset that are transferable in accordance with their terms, but excluding all Permits exclusively related to any Excluded Asset.

“Auction” has the meaning set forth in the Bidding Procedures.

“Bankruptcy Code” has the meaning set forth in the recitals.

“Bankruptcy Court” has the meaning set forth in the recitals.

“Bidding Procedures” means the bidding procedures approved by the Bankruptcy Court pursuant to the Bidding Procedures Order, in the form of Exhibit E attached hereto, with such changes as are acceptable to Buyer.

“Bidding Procedures Order” means an order or orders of the Bankruptcy Court approving, among other things, the Bidding Procedures, in the form of Exhibit E attached hereto, with such changes as are acceptable to Buyer.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks located in New York, New York shall be authorized or required by applicable Law to close.

“Closing Date” has the meaning provided in Section 2.6.

“Competing Transaction” means any acquisition or purchase of a material portion of the Acquired Assets by a purchaser other than Buyer or Buyer’s assignee, or any merger, consolidation, recapitalization, reorganization or other business combination or disposition of the Acquired Assets to a Person other than Buyer or Buyer’s assignee in accordance with the terms hereof.

“Confidentiality Agreement” means that certain letter agreement by and between Buyer and Company, regarding the terms and conditions on which Sellers would make available certain information.

“Consent” means any approval, consent, ratification, waiver or other authorization (including any Governmental Authorization).

“Contract” means any customer account, agreement, contract, Lease, Permit, indenture, mortgage, instrument, guaranty, loan or credit agreement, note, bond, customer order, purchase order, franchise, distribution agreement, supply agreement, development agreement, joint venture agreement, promotion agreement, partnership agreement or other arrangement, understanding, permission or commitment, whether written or oral.

“Cure Amounts” has the meaning set forth in Section 2.5(i).

“Decree” means any judgment, decree, ruling, decision, opinion, injunction, assessment, attachment, undertaking, award, charge, writ, executive order, judicial order, administrative order or any other order of any Governmental Entity.

“Employee Benefit Plan” means (i) an “employee benefit plan” as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or (ii) any other employee benefit plan, program, or arrangement (other than governmental plans and statutorily required benefit arrangements) maintained or contributed to by a Seller as of the date hereof with respect to any of its employees, including any relating to bonuses, incentive compensation, deferred compensation arrangements, severance pay, sick leave, vacation pay, disability, medical insurance, or life insurance.

“Excluded Assets” has the meaning set forth in Section 2.1.

“Excluded Liabilities” has the meaning set forth in Section 2.2(b).

“Factory Lease” means the Standard Form of Loft Lease, dated as of November 10, 2015, between King Harbor View Associates Limited Partnership, as Owner thereunder, and Ample Hills Holdings, Inc., as Tenant thereunder, relating to certain premises that are at the building known as 133 Beard Street (a/k/a 421 Van Brunt Street), Brooklyn, NY 11231, including all riders and other attachments thereto.

“Final Order” shall mean that the Order has not been (i) reversed, modified, vacated or stayed, (ii) the time to appeal such Order has expired, and (iii) no appeal, petition for certiorari, reargument, reconsideration or rehearing with respect thereto shall then be pending. The requirement that the Order become “Final” may be waived by written agreement by Buyer.

“Governmental Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law.

“Governmental Body” means any:

(a) nation, state, county, city, town, village, district or other jurisdiction of any nature;

(b) federal, state, local, municipal, foreign or other government;

(c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal);

(d) multi-national organization or body; or

(e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Intellectual Property” means all of the following in any jurisdiction: (a) trademarks (whether registered or unregistered), trade dress, trade names, service marks, fictional business names, brand names, commercial names, certification marks, collective marks, logos, slogans, and other source indicators, and all applications or registrations for any of the foregoing and all goodwill associated therewith, (b) patents, patent applications (including but not limited to provisionals, continuations, continuations-in-part, divisionals, renewals, reissues, extensions, and rights of priority thereof) and rights in respect of utility models or industrial designs, inventions (whether or not patentable), and all improvements thereto, (c) computer programs, software and databases (including password unprotected interpretive code or source code, object code, executable code, development documentation, programming tools, drawings, specifications and data) (d) trade secrets and confidential or proprietary information (including discoveries, ideas, know how, formula, recipes, methodology, processes, technology, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, schematics, algorithms, protocols, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (e) copyrights in writings, designs or other works of authorship (whether published or unpublished and whether registered or unregistered) including but not limited to illustrations, photos, labels, packaging, displays and images, moral rights, rights to compilations, collective works and derivative works of any of the foregoing, and registrations or applications for registration for any of the foregoing, (f) Internet websites, domain names, URLs, social media accounts, and registrations or applications for registration thereof, (g) licenses and other intellectual property agreements, covenants not to sue, the right to sue and recover for past, present, and future infringements or misappropriations, and the like relating to any of the foregoing (h) all rights to income, royalties, damages and payments due or payable, including damages and payments for past, present or future claims or causes of action arising out of or related to infringement or misappropriation of any of the foregoing, and (i) any and all corresponding rights or interests that, now or hereafter, may be secured throughout the world.

“Inventory” means all inventory (including finished goods, supplies, raw materials, and work in progress) related to the Business maintained or held by, stored by or on behalf of, or in transit to, any Seller or Subsidiaries.

“Knowledge” of Sellers (and other words of similar import) means the actual or constructive knowledge of Philip Brian David Smith or Jackie Cuscuna.

“Law” means any federal, state, provincial, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, administrative order, resolution, ordinance (including with respect to zoning or other land use matters), code, treaty, convention, rule, regulation, requirement, edict, directive, pronouncement, determination, proclamation or Decree of any Governmental Entity.

“Lease” means any lease, sublease, license, concession and all other Contracts, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which any Seller holds any Leased Real Property.

“Leased Real Property” means all of Sellers’ right, title and interest in all Leases pursuant to which Sellers hold a leasehold or subleasehold estate in, or are granted the right to use or occupy, any land, buildings, structures, improvements, fixtures or other interest in real property that is used in connection with or related to the Business.

“Liability” means any liability, indebtedness, guaranty, claim, loss, damage, deficiency, assessment, responsibility or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether due or to become due, whether determined or determinable, whether choate or inchoate, whether secured or unsecured, whether matured or not yet matured), including any liability for Taxes.

“Lien” means any other mortgage, deed of trust, hypothecation, contractual restriction, pledge, lien, encumbrance, interest, claim, charge, security interest, put, call, other option, right of first refusal, right of first offer, servitude, right of way, easement, conditional sale or installment contract, finance lease involving substantially the same effect, security agreement or other encumbrance or restriction on the use, transfer or ownership of any property of any type (including real property, tangible property and intangible property).

“Material Adverse Effect” means any state of facts, change, event, effect, development, condition, circumstance or occurrence (when taken together with all other states of fact, changes, events, effects, developments, conditions, circumstances or occurrences), that (a) is materially adverse to the financial condition or results of operations of the Business (taken as a whole); provided, however, that no state of facts, change, event, effect, development, condition, circumstance or occurrence related to any of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been a Material Adverse Effect: (i) national or international business, economic, political or social conditions, including the engagement by the United States of America in hostilities, affecting (directly or indirectly) the industry in which the Business operates, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States of America or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States of America, except to the extent that such change has a materially disproportionate adverse effect on the Business relative to the adverse effect that such changes have on other companies in the industry in which the Business operates; (ii) financial, banking or securities markets (including any disruption thereof or any decline in the price of securities generally or any market or index), except to the extent that such change has a materially disproportionate adverse effect on Business relative to the adverse effect that such changes have on other companies in the industry in which the Business operates; (iii) the public health crisis and the economic and social effects of the pandemic COVID-19; (iv) any change in GAAP or Law; (v) except for any requirement to operate in the Ordinary Course of Business, compliance with this Agreement or any Related Agreement, including the taking of any action required hereby or thereby or the failure to take any action that is not permitted hereby or thereby; (vi) any changes directly attributable to the announcement of this Agreement or any Related Agreement, including by reason of the identity of Buyer or any of its Affiliates or any communication by Buyer or any of its Affiliates of their plans or intentions regarding the operation of the Business; (vii) resulting from any act of God or other force majeure event; or (viii) in the case of Sellers or the Business, (A) the failure to meet or exceed any projection or forecast, or (B) changes in the business or operations of Sellers (including changes in credit terms offered by suppliers or financing sources) resulting from the announcement or the filing of Seller’s Chapter 11 Case and Seller’s financial condition or Seller’s status as debtors under Chapter 11 of the Bankruptcy Code; or (b) would reasonably be expected to prevent, materially delay or materially impair the ability of Sellers to consummate the transactions contemplated by this Agreement or the Related Agreements on the terms set forth herein and therein.

“Necessary Consents” has the meaning set forth in Section 2.5(j).

“Ordinary Course of Business” means an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person, subject to the orders of the Bankruptcy Court and the applicable provisions of the Bankruptcy Code.

“Permit” means any franchise, approval, permit, license, order, registration, certificate, variance or similar right obtained or required to be obtained from any Governmental Entity (other than with respect to intellectual property) by Sellers in connection with the operation of the Business.

“Permitted Liens” means: (i) with respect to leased or licensed real or personal property, the terms and conditions of the lease, license, sublease, or other occupancy agreement applicable thereto; (ii) with respect to real property, the zoning Laws, building codes, and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by a Governmental Body having jurisdiction over such real property; (iii) easements, covenants, conditions, restrictions, and other similar matters affecting title to real property, as well as title and survey defects, which in the aggregate would not reasonably be expected to have a Material Adverse Effect; (iv) matters that would be disclosed on an accurate survey of the real property; (v) Liens arising out of, under, or in connection with this Agreement or any Related Agreement; and (vi) Liens created by or through, or resulting from, any facts or circumstances relating to Buyer or its Affiliates.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Related Agreements” means the Bill of Sale, the Assignment and Assumption Agreement, the Escrow Agreement, and all other contracts, Schedules, certificates or other documents being delivered pursuant to or in connection with this Agreement.

“Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Sale Order” means an order or orders of the Bankruptcy Court, in the form of Exhibit F attached hereto, with such changes as are acceptable to Buyer in form and substance and which: (a) approves (i) this Agreement and the execution, delivery, and performance by Sellers of this Agreement and the other instruments and agreements contemplated hereby, (ii) the sale of the Acquired Assets to Buyer free and clear of all Liens, other than any Permitted Liens or any Assumed Liabilities, (iii) the assumption of the Assumed Liabilities by Buyer on the terms set forth herein, and (iv) the assumption by Sellers and assignment to Buyer of the Assumed Contracts on the terms set forth herein; (b) determines that Buyer is a good faith buyer and is not a successor to the Sellers for any purpose; and (c) provides that the Closing will occur in accordance with the terms and conditions hereof.

“Schedules” means the schedules delivered to Buyer from Sellers herewith and dated as of the date hereof.

“Tax” or “Taxes” means any federal, state, provincial, local, foreign or other income, alternative, minimum, add-on minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, intangibles, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental (including taxes under Section 59A of the IRC), natural resources, real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax, duty, levy or other governmental charge or assessment or deficiency thereof (including all interest and penalties thereon and additions thereto), in each case imposed by any Governmental Entity.

“Transfer Tax” means any stamp, documentary, filing, recording, registration, sales, use, transfer, added-value, or other non-income Tax, fee, or governmental charge imposed under applicable Law in connection with the transactions contemplated hereby (including any of the foregoing imposed on the transfer of the Assumed Leases).

[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF, the parties have executed and delivered this Asset Purchase Agreement as of the date first written above.

BUYER:

AMPLE HILLS ACQUISITION, LLC

By:	/s/ Michael Zapata
Michael Zapata
(a Manager)

[Signature Page to Ample Hills Acquistion, LLC Asset Purchase Agreement]

SELLERS:

AMPLE HILLS HOLDINGS, INC. AMPLE HILLS CREAMERY, INC. EACH OF THE SUBSIDIARIES LISTED ON SCHEDULE I

/s/ Daniel Scouler
Daniel Scouler, on behalf of Ample Hills Holdings, Inc. Chief Restructuring Officer

[Signature Page to Ample Hills Acquistion, LLC Asset Purchase Agreement]